Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

October 1, 2016

The Board of Directors
The Prudential Investment Portfolios, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Balanced Fund

To the Board of Directors:

Effective October 1, 2016, Prudential Investments LLC (PI), as Investment Manager of Prudential Balanced Fund, has contractually agreed to reimburse up to 2 basis points to the extent that the Fund’s annual operating expenses exceed 0.86% (exclusive of 12b-1 fees and certain other fees) of the Fund’s average net assets through January 31, 2018.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President